

Mail Stop 3720

July 13, 2009

Mr. Jing Xing
Chief Executive Officer and
Co-Chairman of the Board
Asia Premium Television Group, Inc.
Room 602
2 North Tuanjiehu Street, Chaoyang District
Beijing, 100026, People's Republic of China

> **Re:** **Asia Premium Television Group, Inc.**
> **Form 10-K**
> **Filed: April 17, 2009**
> **File No. 33-33263**

Dear Mr. Xing:

 We have reviewed your supplemental response letter dated June 25, 2009 and have the following comments. As noted in our comment letter dated April 23, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K
Financial Statements
Consolidated statements of changes in stockholders' equity (deficiency), page F-5

1.   We have considered your response to comment 3, which indicates that the line item, "New Issuance of common stock" for $ 7,805,618 includes the of warrants to investors and Her Village Ltd. Upon amendment and in future filings, please disaggregate capital changes due to the issuance of warrants from the issuance of common stock, if material; and clarify your line items captions accordingly.

Form 10-Q for December 31, 2008
Financial Statements
Note 12 – Subsequent Events, page 24

2.   We note that your response to comment 12 indicates that you received the notice of default on January 4, 2009, which suggests to us that the event of default occurred earlier. Tell us

about the terms of the agreement and the time lines for this default event. Explain to us why you did not provide for the event and contingency of default under this investor registration agreement at the earlier balance sheet dates of September 30, 2008 and December 31, 2008. Please refer to all pertinent authoritative accounting literature in your response.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director